September 2004
                        SUB-ITEM 77E - LEGAL PROCEEDINGS

In the Spring of 2004, Hays, a purported shareholder in the Dreyfus Disciplined Stock Fund, and Wortman, a purported shareholder in the Dreyfus S&P 500 Stock Fund, filed similar class action complaints naming as defendants Mellon Financial Corporation, Mellon Bank, The Dreyfus Corporation ("Dreyfus"), Founders Asset Management, and certain directors of Dreyfus funds, and certain John Doe defendants identified as directors of other Dreyfus funds.

In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in the Dreyfus Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of said Dreyfus funds. The Amended Complaint alleges violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, as amended, Section 215 of the Investment Advisers Act of 1940, as amended, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. The consolidated action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the plaintiffs claim, among other things, that 12b-1 fees and directed brokerage commissions were improperly used to pay brokers to recommend Dreyfus funds over other funds, and that such payments were not disclosed to investors; that economies of scale and soft-dollar benefits were not passed on to investors; that 12b-1 fees charged to certain funds that were closed to new investors were also improper; and that these matters were not properly disclosed in prospectuses and reports of the Dreyfus funds. The complaints seek compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

Defendants' time to respond to the Amended Complaint has not yet expired. No discovery has been conducted.

Various of the claims in this litigation are asserted derivatively on behalf of the Dreyfus funds that have been named as nominal defendants and, with respect to these derivative claims, no relief is sought against the Dreyfus funds, including the Fund.